SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                   Commission File Number ______

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K     [_] Form 11-K    [_] Form 20-F   [_] Form 10-Q
[_]  Form N-SAR

                  For Period Ended:        SEPTEMBER 30, 1996

[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
                  For the Transition Period Ended: ____________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ITEM 6. SELECTED FINANCIAL DATA, ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND ITEM 8. FINANCIAL STATEMENTS.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     TRANSMEDIA NETWORK INC.

Former name if applicable
                            11900 BISCAYNE BOULEVARD
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              Address of principal executive office (STREET AND NUMBER)

                              MIAMI, FLORIDA 33181
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                            City, state and zip code

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

             Transmedia Network Inc. (the "Company") is restating its financial information for the fiscal year ended September 30, 1995 and is reflecting those changes in its financial information for the fiscal year ended September 30, 1996. Previously, the Company had been deferring certain costs of acquiring cardmembers and then amortizing these costs over the average life of a cardmember, or 24 months. The Company has now decided to defer the costs associated with obtaining fee paying cardmembers, but only to the extent that initial fees are generated, and to then amortize these costs over 12 months, the period of initial membership. Since the Company established a no-fee membership program in fiscal 1996 and had waived most initial fees in 1994 and 1995, this change resulted in a write-down of previously capitalized and deferred costs and an increase in cardmember acquisition costs in the three years. As a result, the Company's financial statements are being revised by the Company's independent auditors and, accordingly, the Company is revising the associated Selected Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

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                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             DAVID WEINBERG                  305                   892-3306
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             (Name)                      (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [_] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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


                             TRANSMEDIA NETWORK INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 31, 1996                 By /s/ DAVID WEINBERG
                                            ------------------------------------
                                         Name:    David Weinberg
                                         Title:   Chief Financial Officer


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                                  EXHIBIT INDEX

                                                                  SEQUENTIALLY
EXHIBIT NO.                  DESCRIPTION OF DOCUMENT              NUMBERED PAGE
-----------                  -----------------------              -------------
1 Statement by the Company's independent auditor stating the reasons why such person is unable to furnish the required report


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